WAIVER

THIS WAIVER (the “Waiver”) is made and entered into effective as of July 31, 2006, in connection with that certain Investor Registration Rights Agreement (the “Agreement”) dated December 19, 2005, as amended, by and among FUTUREMEDIA PLC, a corporation organized and existing under the laws of England and Wales (the “Company”) and CORNELL CAPITAL PARTNERS, LP (the “Investor”).

WHEREAS, on or about December 19, 2005, the Company and the Investor entered into a series of financing agreements (the “Transaction Documents”), including, without limitation the Securities Purchase Agreement, the convertible note issued pursuant thereto (the “Note”), and the Agreement (as defined herein), pursuant to which, among other things, the Investor agreed to advance the Company the aggregate of Two Million Five Hundred Thousand Dollars ($2,500,000) of convertible notes;

WHEREAS, the parties hereto desire to waive certain provisions under the Agreement and the Note; and

WHEREAS, all terms in the Agreement, except as modified herein, and the terms contained in the Transaction Documents, shall remain in full force and effect.

NOW, THEREFORE, in consideration of the premises and the mutual promises, conditions and covenants contained herein and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.	The foregoing recitals are hereby incorporated herein by reference and acknowledged as true and correct by the parties hereto.

2.
The Investor waives its rights under the Transaction Documents in connection with the Company’s failure to keep the Registration Statement effective as a result the delay in filing the Company’s audited financial statements for year ended April 30, 2006 (the “2006 Audit”) with the SEC (including without limitation the Investor’s right to receive Liquidated Damages under Section 2(c) of the Agreement and any and all rights arising upon an Event of Default under the Note in connection therewith).

3.	This Waiver shall be effective until 6:00 p.m. EST on August 31, 2006 after which date it shall be of no further force and effect.

[SIGNATURE PAGES TO IMMEDIATELY FOLLOW]

IN WITNESS WHEREOF, the parties have signed and delivered this Waiver on the date first set forth above.

FUTUREMEDIA PLC		CORNELL CAPITAL PARTNERS, LP

By:	/s/ Leonard Fertig	By: Yorkville Advisors, LLC
	Name: Leonard Fertig	Its: General Partner
Title: CEO
		By:	/s/ Mark A. Angelo
Name: Mark A. Angelo
Title: Portfolio Manager